As filed with the Securities and Exchange Commission on April 2, 2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

THE SHAW GROUP INC.

(Name of Subject Company (Issuer))

THE SHAW GROUP INC.

(Name of Filing Person (Issuer))

Liquid Yield OptionTM Notes Due 2021 (Zero Coupon — Senior)
(Title of Class of Securities)
820280AC9
(CUSIP Number of Class of Securities)

Copy to:
Gary P. Graphia	David P. Oelman
Secretary and General Counsel	Vinson & Elkins L.L.P.
The Shaw Group Inc.	2300 First City Tower
4171 Essen Lane	1001 Fannin
Baton Rouge, LA 70809	Houston, TX 77002-6760
(225) 932-2500	(713) 758-2222

(Name, address and telephone number of persons authorized to receive notices and communications on behalf of filing person)

Calculation of Filing Fee

Transaction Valuation *	Amount of Filing Fee **
$58,106,166.39	$7,362.05

*	Determined pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, based upon the maximum amount of cash that might be paid for the Liquid Yield OptionTM Notes due 2021 (Zero Coupon – Senior).

**	The amount of the filing fee, calculated in accordance with Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, equals $126.70 per $1,000,000 of the value of securities proposed to be purchased.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable
Form or Registration No.:	Not applicable
Filing Party:	Not applicable
Date Filed:	Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

     This Tender Offer Statement on Schedule TO (“Schedule TO”) relates to an offer by The Shaw Group Inc., a Louisiana corporation (“Shaw”), to purchase for cash, any or all of its outstanding Liquid Yield OptionTM Notes due 2021 (Zero Coupon – Senior) issued on May 1, 2001 (the “LYONs”) at a purchase price of $683.61 per $1,000 principal amount at maturity, without interest.

     This Schedule TO is being filed by Shaw. Shaw’s offer for the LYONs is being made on the terms and subject to the conditions set forth in the attached Offer to Purchase and Company Notice dated April 2, 2004 (the “Offer to Purchase”), and the accompanying Letter of Transmittal and Purchase Notice (the “Letter of Transmittal,” which, as amended or supplemented from time to time, together with the Offer to Purchase, constitutes the “Offer”). Copies of the Offer to Purchase and the Letter of Transmittal are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. The offer will expire at 5:00 p.m., Eastern time, on Friday, April 30, 2004, unless extended or earlier terminated. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

     All of the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 11 in this Schedule TO, except for those Items as to which information is specifically provided herein.

     Capitalized terms used in this Schedule TO and not otherwise defined in this Schedule TO have the meanings given to them in the Offer to Purchase.

     The terms “Liquid Yield Option” and “LYONs” are trademarks of Merrill Lynch & Co., Inc.

ITEM 1. Summary Term Sheet

     The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

ITEM 2. Subject Company Information

     (a) The name of the issuer of the LYONs is The Shaw Group Inc. Shaw is offering to purchase the LYONs. The address of Shaw’s principal executive offices is 4171 Essen Lane, Baton Rouge, Louisiana 70809. Shaw’s telephone number is (225) 932-2500.

     (b) The exact title for the security that is the subject of the offer is Shaw’s Liquid Yield OptionTM Notes due 2021 (Zero Coupon – Senior). This Schedule TO relates to the offer by Shaw to purchase any or all of its outstanding LYONs at a purchase price of $683.61 per $1,000 principal amount at maturity of the LYONs without interest. The information set forth in Section 6—“Description of LYONs and Related Matters” of the Offer to Purchase is incorporated herein by reference. As of April 1, 2004, there was $85.0 aggregate principal amount at maturity of LYONs outstanding, with an aggregate accreted value as of that date of approximately $58.0 million. As of April 1, 2004, the outstanding LYONs were convertible into 8.2988 shares of Shaw’s common stock, no par value.

     (c) The information set forth in Section 5—“Price Range of LYONs and Common Stock; Dividends” of the Offer to Purchase is incorporated herein by reference.

ITEM 3. Identity and Background of Filing Person

     (a) This is an issuer tender offer. The information set forth in Item 2(a) above and Section 4— “Certain Information Concerning the Offeror” of the Offer to Purchase is incorporated herein by reference. Shaw is both the filing person and the subject company.

ITEM 4. Terms of the Transaction

     (a)(1)(i) – (iii), (v) – (viii), (xii) The information set forth in the Summary Term Sheet, Section 1—“Introduction,” Section 2—“Terms of the Offer,” Section 7—“Acceptance of LYONs for Payment,” Section 9—“Procedures for Tendering LYONs,” Section 10—“Withdrawal of Tenders”, Section 13—“Certain Significant Considerations,” and Section 14—“United States Federal Income Tax Consequences” of the Offer to Purchase is incorporated herein by reference.

     (a)(1)(iv), (ix)-(xi) Not applicable.

     (a)(2) Not applicable.

     (b) Mr. Dirk J. Wild, a Senior Vice President and Chief Financial Officer of Shaw’s ECM Division, owns one LYON and we expect him to tender that LYON in the Offer.

ITEM 5. Past Contacts, Transactions, Negotiations and Agreements

     (e) The information set forth in Section 6—“Description of LYONs and Related Matters” of the Offer to Purchase is incorporated herein by reference. In addition, Shaw entered into registration rights agreements in connection with the issuance of shares of its common stock pursuant to Shaw’s acquisition of substantially all the assets of The IT Group, Inc. and in connection with the issuance of the LYONs.

ITEM 6. Purpose of the Transaction and Plans or Proposals

     (a) The information set forth in Section 3—“Purpose of the Offer” of the Offer to Purchase is incorporated herein by reference.

     (b) Any LYONs submitted for purchase and accepted for payment by Shaw will be cancelled and retired.

     (c)(1) None.

     (c)(2) None.

     (c)(3) The information set forth in the Offer to Purchase in Section 6—“Description of LYONs and Related Matters,” Section 11—“Source and Amount of Funds” is incorporated herein by reference.

     (c)(4) None.

     (c)(5) None.

     (c)(6) None.

     (c)(7) None.

     (c)(8) None.

     (c)(9) None.

     (c)(10) None.

ITEM 7. Source and Amount of Funds or Other Consideration

     (a) The information set forth in Section 11—“Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

     (b) None.

     (d) The information set forth in Section 11—“Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

ITEM 8. Interest in Securities of the Subject Company

     (a) To the best knowledge of Shaw, except as disclosed in the Offer to Purchase, no LYONs are beneficially owned, as determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, by any person whose ownership would be required to be disclosed by this item.

     (b) To the best knowledge of Shaw, except as disclosed in the Offer to Purchase, none of the persons referenced in this item have engaged in any transactions in LYONs during the 60 days preceding the date of this Schedule TO.

ITEM 9. Persons / Assets Retained, Employed, Compensated or Used

     (a) Solicitations or Recommendations. The information set forth in Section 2—“Terms of the Offer” and Section 15—“Depositary and Information Agent” of the Offer to Purchase is incorporated herein by reference.

ITEM 10. Financial Statements

     (a) Not applicable.

     (b) Not applicable.

ITEM 11. Additional Information

(a)(1)	None.

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Not applicable.

ITEM 12. Exhibits

(a)(1)(A)	Offer to Purchase and Company Notice, dated April 2, 2004.

(a)(1)(B)	Letter of Transmittal and Purchase Notice, including taxpayer I.D. guidelines, appears as Exhibit A to the Offer to Purchase and Company Notice.

(a)(1)(C)	Transmittal Notice dated April 2, 2004.

(b)(1)	Third Amended and Restated Credit Agreement dated March 17, 2003, by and among the Company, as borrower; Credit Lyonnais New York Branch, as a lender, swing line lender, an issuer and agent; Credit Lyonnais Securities, as joint arranger and sole book runner; Credit Suisse First Boston, as joint arranger; Harris Trust and Savings Bank and BNP Paribas, as co-syndication agents; U.S. Bank National Association, as documentation agent; and the other and the other lenders signatory thereto (incorporated by reference to the designated Exhibit to the Company’s Current Report on Form 8-K filed on March 19, 2003).

(b)(2)	Amendment No. 1 to Third Amended and Restated Credit Agreement dated as of May 16, 2003 (incorporated by reference to the designated Exhibit to the Company’s annual report on Form 10-K for the fiscal year ended August 31, 2003, as amended).

(b)(3)	Amendment No. 2 to Third Amended and Restated Credit Agreement dated October 17, 2003 (incorporated by reference to the designated Exhibit to the Company’s annual report on Form 10-K for the fiscal year ended August 31, 2003, as amended).

(c)	Not required.

(d)	Indenture, dated as of May 1, 2001 by and between The Shaw Group, Inc. and The Bank of New York (as successor to United States Trust Company of New York), as trustee, relating to the LYONs, including Form of Certificated Security for Liquid Yield Option Notes, is hereby incorporated by reference to Shaw’s current report on Form 8-K (File No. 001-12227) filed with the Securities and Exchange Commission on May 11, 2001.

(e)	Not required.

(g)	None.

(h)	None.

ITEM 13. Information Required by Schedule 13E-3

     Not applicable.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE SHAW GROUP INC.

By:

/s/ GARY P. GRAPHIA

Name:	Gary P. Graphia
Title:	Secretary and General Counsel

Dated:	April 2, 2004

INDEX TO EXHIBITS

(a)(1)(A)	Offer to Purchase and Company Notice, dated April 2, 2004.

(a)(1)(B)	Letter of Transmittal and Purchase Notice, including taxpayer I.D. guidelines, appears as Exhibit A to the Offer to Purchase and Company Notice.

(a)(1)(C)	Transmittal Notice dated April 2, 2004.

(b)(1)	Third Amended and Restated Credit Agreement dated March 17, 2003, by and among the Company, as borrower; Credit Lyonnais New York Branch, as a lender, swing line lender, an issuer and agent; Credit Lyonnais Securities, as joint arranger and sole book runner; Credit Suisse First Boston, as joint arranger; Harris Trust and Savings Bank and BNP Paribas, as co-syndication agents; U.S. Bank National Association, as documentation agent; and the other and the other lenders signatory thereto (incorporated by reference to the designated Exhibit to the Company’s Current Report on Form 8-K filed on March 19, 2003).

(b)(2)	Amendment No. 1 to Third Amended and Restated Credit Agreement dated as of May 16, 2003 (incorporated by reference to the designated Exhibit to the Company’s annual report on Form 10-K for the fiscal year ended August 31, 2003, as amended).

(b)(3)	Amendment No. 2 to Third Amended and Restated Credit Agreement dated October 17, 2003 (incorporated by reference to the designated Exhibit to the Company’s annual report on Form 10-K for the fiscal year ended August 31, 2003, as amended).

(c)	Not required.

(d)	Indenture, dated as of May 1, 2001 by and between The Shaw Group, Inc. and The Bank of New York (as successor to United States Trust Company of New York), as trustee, relating to the LYONs, including Form of Certificated Security for Liquid Yield Option Notes, is hereby incorporated by reference to Shaw’s current report on Form 8-K (File No. 001-12227) filed with the Securities and Exchange Commission on May 11, 2001.

(e)	Not required.

(g)	None.

(h)	None.